October 30, 2015

Re:	Rofin-Sinar Technologies Inc. DFAN14A filed October 8, 2015 Filed by SilverArrow Capital Advisors LLP et al. File No. 5-47313

Ms. Christina Chalk
Division of Corporation Finance
Office of Mergers and Acquisitions
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Dear Ms. Chalk,

On behalf of our clients SilverArrow Capital Advisors LLP, SilverArrow Capital Holding Ltd., SAC Jupiter Holding Ltd., Pluto Fund Limited, Thomas Limberger, Robert Schimanko, Abdullah Saleh A. Kamel and Osama H. Al Sayed (collectively, the “Filing Persons”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Filing Persons’ press release, dated October 8, 2015, which was filed with the Commission on Schedule 14A (the “Press Release”) relating to Rofin-Sinar Technologies Inc. (the “Company”), and contained in the Staff’s letter dated October 15, 2015 (the “Comment Letter”).

Set forth below are the Filing Persons’ responses to the Staff’s comments.  For convenience, the Staff’s comments are repeated below in bold and italics, followed by the Filing Persons’ response to the comments as well as a summary of the responsive actions taken.

Press Release dated October 8, 2015

1.
Please provide support for all the factual assertions and figures that appear in these (and future) soliciting materials.  Such support may take the form of references to the applicable periodic report or other document from which such data is taken.  It may be provided supplementally, or in the revised soliciting materials.  The following are only some examples of the kinds of factual assertions the appear in your press release for which you must provide support:

•	“While the global laser market has grown with compounded annual growth rate (‘CAGR’) of 17.2% from 2010-2014, Rofin’s sales have only grown by 5.8% over this period.”
•	“Compared to its peer group, Rofin’s market share has decreased from 17% to 14% over the same period and from a high of 23% in 2008.”

Ms. Christina Chalk
Office of Mergers and Acquisitions
U.S. Securities and Exchange Commission	Page 2	October 30, 2015

•	“Rofin has focused most of its efforts on the European market, while the Asian market currently represents 47% of the total laser market.”
•	“Looking forward, the Asian market is expected to grow significantly over the next five years…”
•	The figures that appear in the first paragraph under “Operations” on page 4 of your filing.
•	The assertion that “Rofin has not met analyst expectations on various metrics in 11 of the previous 21 quarters” on page 5 of your filing.
Response:	In response to the Staff’s comment, the Filing Persons have supplementally provided support for the factual assertions made in the Press Release to the Staff under separate cover. The Filing Persons confirm that they will provide support for factual assertions in future filings.

2.
In future soliciting materials including your proxy statement, opinions or statements of belief must be expressed as such, rather than as statements of fact. In future filings, the following are examples of statements that should be revised to make clear they represent your opinion only:

•
“The Company’s information about the laser market and Rofin’s market position is very vague and incomprehensible, while not properly reflecting the total addressable market across the Company’s existing and potential product portfolio.” (page 3)

•	“Additionally, Rofin has missed a sizeable opportunity by entering the fiber laser market late in its growth phase.” (page 4)
•	“The Company’s structure needs to be fixed.” (page 4)
•	“While the items we have mentioned above explain these results in part, the Company’s inability to convey its investment story to stockholders and its deployment of capital is also to blame.” (page 5)
Response:	The Filing Persons respectfully acknowledge the Staff’s comment and advise the Staff that they intend to ensure compliance with the Staff’s comment by expressing opinions or beliefs as such, rather than as statements of fact.

3.
See our last two comments above. Identify the peer groups to which you compare the Company and the “various indices” and “various metrics” by which you assert the Company is lagging behind (referenced on page 5 under “Stock Performance and Capital Allocation”).

Ms. Christina Chalk
Office of Mergers and Acquisitions
U.S. Securities and Exchange Commission	Page 3	October 30, 2015

Response:	In response to the Staff’s comment, please find below a list of the Company’s comparable peers, as well as examples of the “various indices” and “various metrics” by which the Filing Persons believe the Company is lagging as compared to these peers.

Peers:  The Filing Persons respectfully advise that Staff that they have identified the following companies as comparable peers to the Company:

•	Coherent Inc.
•	IPG Photonics Corp.
•	GSI Group Ltd.
•	Newport Corp.
•	II-VI Inc.

Indices and Metrics:  The Filing Persons respectfully advise the Staff that they have considered a number of indices and metrics that they believe show the Company’s performance lagging behind that of its comparable peers.  Examples of these indices and metrics include the following:

•	The Company’s key financials versus its peers, such as EBITA margin development;
•	A comparison of the Company versus its composite peers with respect to the development of stock price, as well as market value in relation to relative market share;
•	An overall performance comparison of the Company against its peers, including gross margins, EBITA margins, EBIT margins and sales;
•	A comparison of the Company against its peers with respect to total sales;
•	A comparison of the Company against its peers with respect to average gross margins; and
•	A comparison of the Company against its peers with respect to SG&A, sales and EBITDA.
The Filing Persons have supplementally provided these metrics to the Staff under separate cover.

Ms. Christina Chalk
Office of Mergers and Acquisitions
U.S. Securities and Exchange Commission	Page 4	October 30, 2015

4.
Rule 14a-9 in Regulation 14A prohibits false or misleading statements in soliciting materials. Note A to Rule 14a-9 lists as an example of statements that may be misleading under particular facts and circumstances “[p]redictions as to specific future market values.” When not accompanied by appropriate and specific clarifying language explaining the bases for and limitations on the projected figures, such forecasts are problematic under Rule 14a-9.  Predictions that we believe are problematic in your press release include the 120% increase in the Company’s stock price (page 3 of your filing) and the estimated EBIT increase to “at least $122 million by 2019” (page 4 of your filing).  Avoid similar predictions in future proxy materials. For these figures, revise to explain the assumptions underlying the projected figures and to explain what specific factors could cause them to change.

Response:	The Filing Persons respectfully acknowledge the Staff’s comment and advise the Staff that they intend to avoid predictions as to specific future market values in future proxy materials. To the extent that future filings include any general projections about industry or Company performance, the Filing Persons intend to include any relevant assumptions or supporting third party sources necessary to ensure that such projections are not misleading.

The projected 120% increase in stock price (the “Stock Price Projection”) and the projected increase in estimated EBIT to at least $122 million by 2019 (the “EBIT Projection”) both reflect current assumptions as to certain business and market conditions that are subject to change, including, but not limited to: growth in net sales to 6% per year from 2016 to 2019, as well as a reduction in the cost of goods sold over the same period, as a result of the Filing Persons’ plan to streamline the product portfolio by focusing on high-margin sectors such as fiber lasers and to improve operational efficiency through the consolidation of historical M&A activity, restructuring and streamlining of global sales and a reduction in R&D expense; selling, general and administrative expenses to be as targeted by the Filing Persons’ projections over the next four years, resulting in improved net earnings over that period of time; preservation of the Company’s reputation in the global laser market and among customers; a reduction to the Company’s effective tax rate; and stable global economic conditions and absence of natural disasters and geo-political events that adversely affect the Company’s current business in the United States or internationally.

These assumptions reflect the Filing Persons’ analysis of existing trends and information about the global laser market and represent its judgment only as of the date of this response letter.  In addition, U.S. and international economic conditions, including financial hardship, consumer confidence and debt levels, taxation, changes in interest and currency exchange rates, capital and credit availability, the status of financial markets and institutions, as well as the general impact of continued economic volatility, could materially affect the Filing Persons’ beliefs about the feasibility of achieving both the Stock Price Projection and the EBIT Projection.

Ms. Christina Chalk
Office of Mergers and Acquisitions
U.S. Securities and Exchange Commission	Page 5	October 30, 2015

5.
Refer to the disclosure in the first bullet point under “Corporate Governance” on page 5 of the filing.  Please explain the “certain allegations related to [Mr. Smoke’s] prior employment as CFO of JAC Products Inc.” that you believe resulted in Mr. Smoke being terminated without cause from that position and that you describe as “extremely troubling” and “call into question the decision to entrust Mr. Smoke with the critical role of Audit Committee Chair.”

Response:	The Filing Persons respectfully advise the Staff that Mr. Smoke is a defendant in a suit instigated by his former employer, JAC Holding Enterprises, Inc. et al (“JAC”). The case is being litigated in the U.S. District Court for the Eastern District of Michigan (Detroit), JAC Holding Enterprises, Inc. et al v. Atrium Capital Partners, LLC et al., case #2:2012cv15450. The Filing Persons have supplementally provided a copy of the complaint to the Staff under separate cover.

This case arose from alleged organized fraud carried out during the sale of JAC by the defendants (including Mr. Smoke) to certain buyers.  It is alleged that “during due diligence, certain defendants conspired to knowingly, intentionally and recklessly make fraudulent representations and statements and conceal material information for the purpose of inflating JAC’s apparent value.”

Paragraph 7 of the complaint states that:

“Daniel J. Smoke was the Chief Financial Officer of JAC until he was terminated for cause on December 21, 2010.”

Paragraphs 34 and 35 of the some complaint further allege:

34. “......... First, they fraudulently manipulated and omitted negative financial data that should be have been reflected in the consolidated financial statements and other due diligence materials provided to the Buyers. Smoke took the laboring oar in carrying out this part of the scheme at the direction of the other Conspirators.

35. For example, Smoke, at the instruction of and with the knowledge of the other Conspirators, instructed employees at JAC in an August 27, 2010 e-mail message to “manufacture” earnings when he saw that JAC’s actual performance was coming in far lower than the Conspirators needed to get their desired price for JAC. By “manufacture,” Smoke meant that he wanted – pursuant to the Conspirators’ plan – JAC’s employees to manipulate the company’s financials to mask and conceal JAC’s true financial condition. Smoke, under the direction of and with the knowledge of the other Conspirators, also directed JAC employees to ignore negative financial information and withhold it from JAC’s financial statements.”

Ms. Christina Chalk
Office of Mergers and Acquisitions
U.S. Securities and Exchange Commission	Page 6	October 30, 2015

Further, at paragraph 53, it is alleged that:

“One of the most blatant indications of the Conspirators’ overarching scheme that the Buyers found is an effort Smoke made to conceal what the Conspirators had done by deleting incriminating e-mails. Smoke was released from JAC almost immediately after closing. The Buyers discovered that before leaving, Smoke attempted to permanently delete incriminating email Messages […] There is no doubt Smoke deleted these e-mails in a knowing and intentional effort to prevent the Buyers from seeing his communications with the other Conspirators. Indeed, Smoke did not merely move the e-mails to his “Trash,” or “Deleted Items” folder; instead, he double-deleted the files so they could not be easily restored.”

It is the Filing Persons’ understanding that the case has been allowed to proceed and that the main allegations against Mr. Smoke remain, as stated by the United States District Court for the Eastern District of Michigan in a February 10, 2014 opinion and order, stating that:

“Smoke was the CFO of JAC until he was fired on December 21, 2010. It is reasonable to infer that as an officer and employee of JAC, he stood to gain from the misrepresentations by preserving his own salary and position. The complaint also alleges that when he was dismissed, Smoke deleted thousands of email messages between himself and other defendants, in order to conceal their communications relating to the fraudulent scheme. Moreover, Smoke allegedly instructed JAC employees to “manufacture earnings” by using the laundry list of sketchy accounting techniques detailed in the complaint and by omitting a host of negative elements from the financial records provided to the buyers. Wynnchurch charges that Smoke was involved in and personally carried out every one of the specific incidents of concealment and misrepresentation detailed in the complaint, except for the issue of the Mazda tooling costs. -38- The Court finds that the complaint properly pleads claims under the federal securities statutes and rules.”

See pages 38 to 39.  The Filing Persons have supplementally provided a copy of this order to the Staff under separate cover.  Having granted a part order of dismissal of the claim, the Honorable David M. Lawson, U.S. District Judge further stated at page 44 that:

“The complaint states viable claims of fraud under federal and Michigan securities statutes against all of the defendants. The same must be said for the controlling person and conspiracy claims.”

Ms. Christina Chalk
Office of Mergers and Acquisitions
U.S. Securities and Exchange Commission	Page 7	October 30, 2015

6.
Explain the basis for your belief (expressed in the fourth bullet point on page 6 of your filing) that Mr. Baasel received over $900,000 from the Company for consulting services and renting space to Rofin “both at what we believe to be above-market rates.”

Response:	The Filing Persons respectfully advise the Staff that the Company’s proxy statement relating to its 2015 annual meeting discloses that the Company paid Mr. Baasel $834,945 in rent for the 127,520 square foot facility he owns in Starnberg, Germany.

After applying the appropriate conversion rates to the above figures, the Company paid Mr. Baasel approximately €63.19 per square meter in rent for the Starnberg facility for the 2015 fiscal year.  Based on publicly available data concerning the commercial real estate market in Starnberg, the average price per square meter for commercial real estate in Starnberg was €11.50 for low quality properties, €14.40 for average quality properties and €19.00 for high quality properties as of September 2014.  The Filing Persons have supplementally provided support for these factual assertions to the Staff under separate cover.

The Filing Persons believe that the Company’s Starnberg facility would most reasonably be categorized as an average quality property, given its proximity to communal garbage and waste disposal facilities. At the current average quality rate of €14.40 per square meter, the Filing Persons believe that the Company is paying over four times the current market price per square meter for office space in Starnberg.

In addition, Mr. Baasel also received $48,455 from the Company as management consulting fees and non-employee director fees.  In any potential future proxy materials discussing this point, the Filing Persons intend to amend the language to state that “Mr. Baasel received approximately $900,000 from the Company . . .”

7.
Identify the other corporate boards on which Messrs. Willis and Fantone have served together (provide dates) and explain why you believe that this compromises their “appetite” to provide opposing views on the issues facing the Company.”

Response:	The Filing Persons respectfully advise the staff that, in addition to serving together on the board of directors of the Company, Messrs. Willis and Fantone have also served together on the boards of directors of Zygo Corporation (“Zygo”) and Benthos Inc. (“Benthos”). The chart below, which is based on information contained in proxy statements of Zygo, Bentos and the Company, details the years of service of Messrs. Willis and Fantone on the three boards.

Ms. Christina Chalk
Office of Mergers and Acquisitions
U.S. Securities and Exchange Commission	Page 8	October 30, 2015

	Mr. Willis	Mr. Fantone
Rofin-Sinar	1996-present	2005-present
Zygo	2009-2014	2009-2014
Benthos	1998-2006	1995-2006

The Filing Persons believe Messrs. Willis and Fantone’s 17 years of continuous overlapping board service could be viewed as a factor when considering whether the Company’s board is able to consider new approaches.

Please do not hesitate to contact me at (212) 841-1111, (646) 441-9111 (fax) or eblanchard@cov.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,
/s/ Eric W. Blanchard
Eric W. Blanchard

cc:	Via E-Mail
Mr. Thomas Limberger
SilverArrow Capital Advisors LLP
Mr. Kenneth Freeling
Mr. Keir Gumbs
Covington & Burling LLP